UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cornerstone Therapeutics Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21924P103

(CUSIP Number)

with a copy to:

Morgan, Lewis & Bockius LLP
Chiesi Farmaceutici SpA	101 Park Avenue
Via Palermo 26/A	New York, New York 10178-0060
43122 Parma, Italy	Attention:
Attention:	Steven A. Navarro
Marco Vecchia	Emilio Ragosa
Phone: +39 0521 2791	Phone: (212) 309-6000
Facsimile: +39 0521 774468	Facsimile: (212) 309-6001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21924P103		13D/A

1	Names of Reporting Persons Chiesi Farmaceutici SpA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

Item 1.	Security and Company
Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 8 (this “Schedule 13D/A”) amends the Schedule 13D originally dated May 6, 2009, as amended on July 28, 2009, November 25, 2009, December 20, 2010 and April 17, 2012, and as amended and restated in its entirety on July 9, 2012 and subsequently amended on February 19, 2013 and September 16, 2013 and relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics Inc., a corporation organized under the laws of the State of Delaware (the “Company”).  The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by the addition of the following:

On February 3, 2014, the Company held a special meeting of stockholders (the “Special Meeting”) at its office located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. At the Special Meeting, the Company’s stockholders voted in favor to adopt the previously disclosed Agreement and Plan of Merger, dated September 15, 2013 (the “Merger Agreement”), by and among the Company, Chiesi and Chiesi US, providing for the merger of Chiesi US with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Chiesi.

On that same day, the Company filed the Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon effectiveness of the Merger, each outstanding share of Common Stock (other than shares owned by Chiesi, Chiesi US or the Company or its subsidiaries and other than shares held by any of the Company’s stockholders who are entitled to and have properly exercised appraisal rights under Delaware law) was converted automatically into the right to receive $9.50 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes.

Shares of Common Stock owned by Chiesi and Chiesi US were cancelled without payment of the Per Share Merger Consideration shortly after the Merger.

Upon the effective time of the Merger, the Company became a wholly-owned subsidiary of Chiesi with 10,000 shares of Common Stock outstanding (all of which owned by Chiesi) and the separate corporate existence of Chiesi US ceased. As a result of the Merger, the Common Stock ceased to trade on The NASDAQ Capital Market (“NASDAQ”) prior to the open of trading on February 4, 2014 and the Company became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We have requested that NASDAQ file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ.  Shortly after the effectiveness of the Merger, the Company will file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Common Stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 5.	Interest in Securities of the Company
Item 5(a) — (b) is hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Schedule 13D/A, Chiesi beneficially owns, and has the sole power to vote and dispose, 10,000 shares of Common Stock, representing 100% of the Company’s issued and outstanding shares of Common Stock.

(c) Except for the transactions described in Item 4, neither Chiesi, and, to Chiesi’s knowledge, none of Chiesi’s directors and officers, has effected any transactions in shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) As a result of the Merger, on February 3, 2014, Chiesi US ceased to be the beneficial owner of any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 above is incorporated into this Item 6 by reference.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014

Chiesi Farmaceutici SpA

By:	/s/ Ugo Di Francesco
Name: Ugo Di Francesco
Title: CEO